

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 7, 2016

<u>Via Mail</u>
Mr. David Alexander
Principal Executive Officer
North America Frac Sand, Inc.
Unit 9B – 218
105th Street East
Saskatoon, SK S71 0J9

> **Re: North America Frac Sand, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **File No. 000-54757**

Dear Mr. Alexander:

We issued comments to you on the above captioned filing on October 20, 2016. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 21, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities